Filed Pursuant to Rule 433
Registration No. 333-161168
March 5, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 5, 2012)

Issuer:	Mississippi Power Company
Security:	Series 2012A 4.25% Senior Notes due March 15, 2042
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Public Offering Price:	99.445%
Maturity Date:	March 15, 2042
Treasury Benchmark:	3.125% due November 15, 2041
US Treasury Yield:	3.133%
Spread to Treasury:	+115 basis points
Re-offer Yield:	4.283%
Make-Whole Call:	T+20 basis points
Coupon:	4.25%
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2012
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	605417BZ6 / US605417BZ68
Trade Date:	March 5, 2012
Expected Settlement Date:	March 9, 2012 (T+4)
Joint Book-Running Managers:	J.P. Morgan Securities LLC RBS Securities Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Commerz Markets LLC
Concurrent Offering:
$150,000,000 additional aggregate amount of Mississippi Power Company’s Series 2011A 2.35% Senior Notes due October 15, 2016, expected to be issued on March 9, 2012.  The closing of the offering of the Series 2012A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0791, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBS Securities Inc. toll-free at 1-866-884-2071, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.